Exhibit 99.1

Sierra Metals Inc. Announces Appointment of Luis Marchese as New Chief Executive Officer ("CEO") Effective June 1, 2020

TORONTO--(BUSINESS WIRE)--May 19, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to announce the appointment of Luis C. Marchese as Chief Executive Officer, effective June 1, 2020. Mr. Marchese is replacing Sierra Metals' current President and CEO, Igor Gonzales, who will resign this position effective May 31, 2020 and his Board seat effective today. In conjunction with his upcoming appointment as CEO, Mr. Marchese will join the Company's Board of Directors effective immediately and will work closely with Igor during this transition period.

Mr. Marchese is a highly regarded mining executive with 25-years of experience in the mining sector, mostly at Anglo American (22 years). He was Anglo American's Peru country manager and most notably, during different periods, General Manager of Quellaveco, one of the world's largest copper mining projects, now under construction. Quellaveco developed a successful business case, reached social license, construction permits, as well as water and land tenure, in a process that required extensive evaluation/engineering and social engagement work for its over US$5 billion capex. Mitsubishi Corporation acquired two strategic minority interests in Quellaveco: 18.1% for an undisclosed amount in 2012 from the IFC, and an additional 21.9% for US$600 million from Anglo American, which we consider a robust validation to the exemplary job performed at this project and a remarkably strong valuation for an undeveloped copper porphyry deposit in Peru.

Mr. Marchese received industry-wide recognition in the Peruvian mining industry with his election as the President of Peru's Society of Mining and Oil and Energy (SNMP) between 2017-2019. Mr. Marchese's operating experience includes service in Chile (AngloAmerican's Mantoverde and Mantos Blancos copper mines), Canada (Hudson Bay Mining and Smelting's polymetallic underground mines), and various assignments at different countries (including Mexico) during his long career tenure. Mr. Marchese also served as a Senior Adviser to Anglo American's CEO in 2018 and 2019. More recently he was a Director to Compañía Minera San Ignacio de Morococha S.A. and an Alternate Director to Compañía Minera Poderosa S.A. Mr. Marchese currently holds positions at Business associations (CONFIEP), industry associations (SNMPE, CMSP) and Academy (CEMS – UP). Mr. Marchese earned a Bachelor of Science degree in Mining Engineering from Pontificia Universidad Catolica Universidad del Peru, and a Master of Science degree in Mineral Economics from The Pennsylvania State University. He has completed an AMP from GIBS – University of Pretoria, and an ASMP delivered jointly by the University of Cambridge and the University of Queensland.

Mr. J. Alberto Arias, Chairman, commented: "We are delighted to have Mr. Marchese join us as our new CEO and a member of the Board of Sierra Metals. Luis is a great fit for Sierra Metals current strategic direction. After over 10 years of having one the strongest growth track records in the industry, Sierra Metals has become a medium scale diversified mining company with a solid balance sheet and increasing its copper participation, which has become its main source of revenue. Sierra Metals has further attractive organic growth opportunities through its exploration projects in Peru and Mexico, which includes copper porphyry mineralization in Peru and the Copper porphyry environment in Mexico. As noted in our Q1 2020 conference call, management has started a dialog with potential strategic partners to evaluate these porphyry style zones. We are confident that with Mr. Marchese's strong track record, he will lead the Company in an exciting new phase of shareholder value generation and market recognition."

Mr. Arias acknowledged Igor Gonzales: "On behalf of the entire Board of Directors and the employees of Sierra Metals, I would also like to extend our sincere appreciation and gratitude to Igor for his work and dedication at Sierra over the past seven years, first as director and then as CEO and President. Igor has improved the team and operations in a material way since he joined the Company and positioned to continue its profitable growth profile. We thank Igor for working with Mr. Marchese to ensure a smooth transition of the CEO position."

Mr. Gonzales commented: "I would like to thank the Board, Management Team, and employees of Sierra Metals for this opportunity over the past seven years and welcome Luis Marchese as the new CEO and member of the Board. I consider that the Company is in a good position to continue to perform well."

Mr. Marchese commented: "I am excited about the potential economic value of Sierra Metals assets. I look forward to working closely with our Board and the Sierra employees to fully realize the potential of Sierra Metals assets and operations in Peru and Mexico."

Update on Disclosure Filings and management information circular

In view of these changes, the Company intends to include disclosure concerning Mr. Marchese as President, CEO and a director nominee in its management information circular (the "Circular") for its annual and special meeting of shareholders, which is scheduled to take place on June 30, 2020 (the "2020 Shareholders' Meeting"). As a result, Sierra Metals will be delaying the filing of its statement of executive compensation for the 2019 fiscal year (the "Compensation Disclosure") which would otherwise be required to be filed by May 19, 2020 in reliance on the temporary blanket relief granted by the Canadian Securities Administrators, including the exemptive relief contained in Ontario Instrument 51-504 – Temporary Exemptions from Certain Requirements to File or Send Securityholder Materials of the Ontario Securities Commission. The Company expects to include the Compensation Disclosure in the Circular, which is expected to be filed on or about June 3, 2020.

Mexico COVID-19 Update

In a press release dated May 13, 2020, the Company announced that the Mexican Government had deemed mining an essential service allowing for the normalization of mining operations effective May 18, 2020. The Mexican Government then on May 14, 2020 issued a revised communication stating that the effective date for Mining to be deemed an essential service was now June 1, 2020. The Company is using this two-week extension period to begin recalling employees the COVID-19 screening process, which includes a quarantine period to allow the Company to be ready for commencement of mining activities at Bolivar on June 1, 2020. The Cusi Mine, as previously discussed in the May 13, 2020 press release, remains in care and maintenance.

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The common shares of the Company are listed and posted for trading on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
+1 (416) 366-7777
info@sierrametals.com